Reign Sapphire Corporation

9465 Wilshire Boulevard

Beverly Hills, CA 90212

October 22, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

Attention: Mara Ransom, Assistant Director

Re:         Letter dated October 21, 2015 from Mara Ransom, Assistant Director

Reign Sapphire Corporation, a Delaware corporation (the “Company”)

Amendment No. 3 to Registration Statement on Form S-1

Filed October 8, 2015 (“Amendment No. 3”)

File No. 333-204486

Dear Ms. Ransom:

We are in receipt of your letter, dated October 21, 2015 (the “SEC Comment Letter”), with respect to the above-referenced filing of the Company with the Securities and Exchange Commission (the “SEC”). We have reviewed the comments of the SEC Staff in the SEC Comment Letter and offer the responses set out below. In addition, contemporaneous with the transmission of this letter, the Company is filing Amendment No. 4 to the original Registration Statement on S-1 Filing (“Amendment No. 4”). Amendment No. 4 revises and supplements the disclosures made in Amendment No. 3 to the Registration Statement on Form S-1 based on the comments set forth in the SEC Comment Letter. To aid the Staff’s review of this information, we have included the Staff’s comments in the SEC Comment Letter in italics and the Company’s responses in standard print, and have referenced all of our responses to the numbering in the SEC Comment Letter. We note that your references to “prior comments” in the SEC Comment Letter are to comments made to us in a letter from the SEC that was dated October 1, 2015 (the “October 1, 2015 SEC Letter”).

Dilution, page 20

1. We note the revisions you made to Dilution in response to comment 1. However, the amounts presented do not appear to be correct. Specifically, we note that you deducted the $150,000 of deferred offering costs reflected in your June 30, 2015 balance sheet in computing before the offering net tangible book value and net tangible book value per share. In addition, in computing post offering net tangible book value and net tangible book value per share you deducted the entire amount of estimated offering costs of $165,000 rather than just the additional $15,000 that has not yet been reflected in net tangible book value. It appears that post offering net tangible book value would be $982,365, $2,232,365, $3,482,365, $4,732,365 under each of the 25%, 50%, 75% and 100% offering scenarios, respectively. Please note that the amounts you present for estimated net proceeds from the offering under each of the 25%, 50%, 75% and 100% offering scenarios appear to be correct. Please revise your disclosures under each of the 25%, 50%, 75% and 100% offering scenarios or advise us why you believe no revision is necessary.

Response No. 1

As requested, in Amendment No. 3 we have revised our disclosures under each of the 25%, 50%, 75% and 100% offering scenarios to reflect the correct amounts of the post offering net tangible book value as referred to in the SEC Comment Letter.

Exhibit 5.1. Legal Opinion of Qian & Company, a California Professional Law Corporation

2. Counsel may not assume “the due authorization, execution and delivery” of documents of the party it is representing. Please revise the last clause of the third paragraph of the opinion accordingly.

Response No. 2

The last clause in the prior version of the third paragraph of the opinion has been removed.

* * *

Please also be advised that the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures in the Registration Statement on Form S-1, including the disclosures in Amendment No. 4. In addition, the Company acknowledges that should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company many not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We believe that the preceding information and the changes made in Amendment No. 4 are responsive to the Staff’s comments contained in SEC Comment Letter and we would like to receive acceleration of effectiveness as soon as possible, preferably by the middle of next week. Please call me or write to me should you or your staff have any questions or comments regarding this response. My email address is yossi@reignsc.com and my direct telephone number is (323) 556-1875. Assuming that all of the Staff’s comments have been addressed we will then provide the Company’s statement in connection with a request for acceleration.

Respectfully submitted,

REIGN SAPPHIRE CORPORATION

/s/ Joseph Segelman

Joseph Segelman

President and Chief Executive Officer

cc:     Willa Qian, Esq.

          Alan S. Gutterman, Esq.